BELLA PETRELLA’S HOLDINGS, INC.
12501 Lake Hills Drive
Riverview, Florida 33569
516-375-6649

February 7, 2011

U.S. Securities and Exchange Commission
Washington, D.C. 20549

Attn:	Mr. H. Roger Schwall
Assistant Director
and
Sirimal R. Mukerjee
Division of Corporation Finance

Re:	Bella Petrella’s Holdings, Inc.
Registration Statement on Form S-1
Request for acceleration
Amendment No. 4 filed February 4, 2011
File No. 333-169145

Ladies and Gentlemen:

Pursuant to § 230.461 of the General Rules and Regulations under the Securities Act of 1933 (“Act”), Bella Petrella’s Holdings, Inc., by its undersigned officer, duly authorized hereunto, requests that the above referenced registration statement be declared effective, by the Commission or the staff , acting pursuant to delegated authority, on Thursday, February 10, 2011 at 11:30 a.m., Eastern Standard Time, or as soon thereafter as practicable.  Please be advised the registrant understands that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
 the registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

.
The offering to be made by the included prospectus does not have a managing, principal or other underwriter.  And, accordingly, no review of compensation which may be paid to or any other arrangements which may be made with any broker dealer who may participate in the distribution, as described in the registration statement, is  required to be or has been made by the [Financial Industry Regulatory Authority] National Association of Securities Dealers, Inc.

Thank you for your attention to this matter and your advice regarding the date and time the registration statement is declared effective.

Very truly yours,

/s/ John V. Whitman, Jr.

John V. Whitman, Jr.
Chief Executive Officer